FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 2, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   August 2, 2006

By: Signed "George Dorin"

George Dorin

Chief Financial Officer

               NEWS RELEASE

      For Immediate Release

Norsat Introduces RoHS compliant Microwave Products

(Vancouver, Canada) August 2, 2006, 09:00 EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) announced today that it has launched a new series of block upconverters (BUCs) and low noise block downconverters (LNBs) which comply with the European Union’s Directive on the Restriction of the use of Hazardous Substances (RoHS).

EU directive 2002/95/EC, which came into effect on July 1, 2006, restricts the use of lead, mercury, cadmium as well as certain chromium and bromine compounds in all electrical and electronic equipment sold in to the European Union. The governments of China, Japan, Australia, Canada and South Korea are also considering similar legislation.

“RoHS compliance has become a matter of competitive advantage for us. Not only are customers in the European Union seeking a commitment to environmental friendliness and sustainable development, but so are an increasing number of clients in other regions,” said Dr. Amiee Chan, Vice President, Operations, Norsat International.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

The information should be read in conjunction with the Company’s audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.  All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com ..

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products. Norsat's latest innovations include the Norsat OmniLink TM and GLOBETrekker lines of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Additional information is available at www.norsat.com. Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.

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